SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 13, 2002

Boykin Lodging Company
(Exact name of registrant as specified in its charter)

Ohio	001-11975	34-1824586
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Guildhall Building, Suite 1500, 45 W. Prospect Avenue, Cleveland, Ohio	44115
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (216) 430-1200

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ITEM 9. Regulation FD Disclosure.

On August 13, 2002, each of Robert W. Boykin, Chairman of the Board and Chief Executive Officer, and Shereen P. Jones, Executive Vice President, Chief Financial and Investment Officer, of Boykin Lodging Company (the "Company") made certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, accompanying the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002. A copy of each of these certifications is attached hereto as an Exhibit.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

/s/ Shereen P. Jones

By: Shereen P. Jones

Executive Vice President, Chief
Financial and Investment Officer

DATED: August 13, 2002

**EXHIBIT INDEX**

Exhibit No.	Description
99.1	Certification of the Principal Executive Officer, Robert W. Boykin, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.2	Certification of the Principal Financial Officer, Shereen P. Jones, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.